Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735

GS Finance Corp. $12,207,000 GS Momentum Builder® Multi-Asset 5S ER Index-Linked Notes due 2026 guaranteed by The Goldman Sachs Group, Inc.
This prospectus supplement addendum relates to $1,000,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this prospectus supplement addendum. $11,207,000 principal amount of the notes, which we call the “original notes,” were issued on August 4, 2016, as described in the accompanying prospectus supplement no. 551 dated August 1, 2016.  The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (40054KGR1) and ISIN (US40054KGR14) numbers. In this prospectus supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.
The following information supplements, and should be read with, the accompanying prospectus supplement no. 551 dated August 1, 2016, the accompanying prospectus supplement dated December 22, 2015 and the accompanying prospectus dated December 22, 2015.
You should read the additional disclosure in the accompanying prospectus supplement no. 551 dated August 1, 2016 so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-15 of the accompanying prospectus supplement no. 551 dated August 1, 2016.

The estimated value of your reopened notes at the time the terms of your reopened notes are set on August 5, 2016 is equal to approximately $930 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.
Original issue date:	August 10, 2016	Original issue price:	100.00% of the face amount of the reopened notes
Underwriting discount:	3.65% of the face amount of the reopened notes	Net proceeds to the issuer:	96.35% of the face amount of the reopened notes

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.
Prospectus Supplement No. 551 Addendum dated August 5, 2016

We may decide to sell more notes after the date the reopened notes were traded (August 5, 2016) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your reopened notes are set on August 5, 2016 (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $930 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $967.50 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to those models as described in prospectus supplement no. 551.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●    Prospectus supplement no. 551 dated August 1, 2016
●    Prospectus supplement dated December 22, 2015
●    Prospectus dated December 22, 2015
The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

The Index
The GS Momentum Builder® Multi-Asset 5S ER Index measures the extent to which the performance of the selected underlying assets (up to 14 ETFs and a money market position in 3-month USD LIBOR, which provide exposure to broad-based equities, fixed income, emerging markets, alternatives, commodities, inflation, and cash equivalent asset classes) outperform the sum of the return on 3-month USD LIBOR plus 0.65% per annum (accruing daily). The money market position reflects the notional returns accruing to a hypothetical investor from an investment in a money market account denominated in U.S. dollars that accrues interest at the notional interest rate. Because the index measures the performance of the selected underlying assets less the sum of the return on 3-month USD LIBOR plus 0.65% per annum (accruing daily), on any day such assets must outperform the return on 3-month USD LIBOR plus 0.65% per annum for the index level to increase.
The index rebalances on each index business day from among the 15 underlying assets. The daily weight used to rebalance each underlying asset on any index business day equals the average of the target weights for each underlying asset determined on such day and each of the prior 21 index business days. Target weights are determined by calculating for each day the combination of underlying assets with the highest return during three return look-back periods (9, 6 and 3 months), subject to a (a) limit of 5% on portfolio realized volatility over the related volatility look-back period (6, 3 and 1 months for the 9, 6 and 3 month return look-back periods, respectively) and (b) maximum weight for each underlying asset and each asset class. This results in a portfolio for each of the three return look-back periods for each day. The target weight of each underlying asset will equal the average of the weights, if any, of such underlying asset in the three portfolios. As a result of this rebalancing, the index may include as few as 3 ETFs (and the money market position) and may never include some of the underlying assets or asset classes.
After the index is rebalanced on an index business day, the realized volatility for the prior month is calculated. Realized volatility is the degree of variation in the daily closing prices or levels of the aggregate of the underlying assets over the applicable volatility look-back period. If the realized volatility exceeds 6%, the index will be rebalanced again for that day by ratably reallocating a portion of the exposure to the ETFs in the index to the money market position sufficient to reduce the prior month realized volatility to 6%. As a result of such rebalancing, the index may not include any ETFs and may allocate its entire exposure to the money market position, the return on which will always be less than the sum of the return on 3-month USD LIBOR plus 0.65% per annum. Historically, a significant portion of the index has been in the money market position.
The following is a list of the eligible underlying assets for the index, including the related asset classes, asset class maximum weights and underlying asset maximum weights. The index is more fully described beginning on page S-43 of the accompanying prospectus supplement no. 551.
ASSET CLASS	ASSET CLASS MINIMUM WEIGHT	ASSET CLASS MAXIMUM WEIGHT	ELIGIBLE UNDERLYING ASSET*	TICKER	UNDERLYING ASSET MINIMUM WEIGHT	UNDERLYING ASSET MAXIMUM WEIGHT
Broad-Based Equities	0%	50%	SPDR® S&P 500® ETF Trust	SPY	0%	20%
			iShares® MSCI EAFE ETF	EFA	0%	20%
			iShares® MSCI Japan ETF	EWJ	0%	10%
Fixed Income	0%	50%	iShares® 20+ Year Treasury Bond ETF	TLT	0%	20%
			iShares® iBoxx $ Investment Grade Corporate Bond ETF	LQD	0%	20%
			iShares® iBoxx $ High Yield Corporate Bond ETF	HYG	0%	20%
			iShares® 7-10 Year Treasury Bond ETF	IEF	0%	20%
Emerging Markets	0%	20%	iShares® MSCI Emerging Markets ETF	EEM	0%	20%
Alternatives	0%	25%	iShares® U.S. Real Estate ETF	IYR	0%	20%
			iShares® U.S. Preferred Stock ETF	PFF	0%	10%
			iShares® Nasdaq Biotechnology ETF	IBB	0%	10%
Commodities	0%	25%	SPDR® S&P® Oil & Gas Exploration & Production ETF	XOP	0%	20%
			SPDR® Gold Trust	GLD	0%	20%
Inflation	0%	10%	iShares® TIPS Bond ETF	TIP	0%	10%
Cash Equivalent	0%	50%**	Money Market Position	N/A	0%	50%**

* With respect to the money market position, the related asset class maximum weight and underlying asset maximum weight limitations do not apply after the first rebalancing on each index business day and, therefore, the index may allocate its entire exposure to the money market position.
** With respect to the money market position, the related asset class maximum weight and underlying asset maximum weight limitations do not apply after the first rebalancing on each index business day and, therefore, the index may allocate its entire exposure to the money market position.

Daily Closing Levels of the Index
The following information supplements the information provided in the accompanying prospectus supplement no. 551 dated August 1, 2016. The following graph shows the daily closing levels of the index from August 29, 2008 to August 5, 2016. Since the index was launched on May 16, 2016 and has a limited operating history, the graph includes hypothetical performance data for the index prior to its launch on May 16, 2016.
The historical closing levels from May 16, 2016 (the index launch date) to August 5, 2016 were obtained from Bloomberg Financial Services and Solactive AG, without independent verification. (In the graph, historical closing levels can be found to the right of the vertical solid line marker.) You should not take the historical index performance information as an indication of the future performance of the index.
The hypothetical performance data from August 29, 2008 to May 15, 2016 is based on the historical levels of the eligible underlying assets using the same methodology that is used to calculate the index. The hypothetical performance data prior to the launch of the index on May 16, 2016 refers to simulated performance data created by applying the index's calculation methodology to historical levels of the underlying assets that comprise the index. Such simulated performance data has been produced by the retroactive application of a back-tested methodology, and may reflect a bias towards underlying assets or related indices that have performed well in the past. No future performance of the index can be predicted based on the simulated performance described herein. You should not take the hypothetical performance data as an indication of the future performance of the index.

Supplemental Plan of Distribution
See “Supplemental Plan of Distribution” on page S-158 of the accompanying prospectus supplement no. 551. GS Finance Corp. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.
GS Finance Corp. has agreed to sell to GS&Co., and GS&Co. has agreed to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement addendum.  GS&Co. proposes initially to offer the reopened notes to the public at the original issue price set forth on the cover page of this prospectus supplement addendum, and to certain securities dealers at such price less a concession not in excess of 3.25% of the face amount.
We will deliver the reopened notes against payment therefor in New York, New York on August 10, 2016, which is the third scheduled business day following the date of this prospectus supplement addendum and of the pricing of the reopened notes.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
Validity of the Notes and Guarantee
In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the reopened notes offered by this prospectus supplement addendum have been executed and issued by GS Finance Corp., the related guarantee offered by this prospectus supplement addendum has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such reopened notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 26, 2015, which has been filed as an exhibit to a Current Report on Form 8-K, dated February 26, 2015, filed by The Goldman Sachs Group, Inc. on February 26, 2015.